FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2006

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X -------	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X -------

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Sappi Limited’s press announcement, dated March 6, 2006, announcing the resignation of its Chief Executive Officer, Jonathan Leslie, and containing a trading update regarding the Registrant's market performance, furnished by the Registrant under this Form 6-K is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999 and December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs including raw material, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group’s key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group’s products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group’s leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Sappi Limited South Africa

Announcement

06 March 2006

RESIGNATION OF SAPPI LIMITED CEO AND TRADING UPDATE GIVEN AT ANNUAL GENERAL MEETING, MONDAY 6 MARCH 2006, JOHANNESBURG.

The following announcement was made by the Group’s Chairman, Eugene van As, on behalf of the Board of Sappi at the Annual General Meeting held on 06 March 2006:

Resignation of CEO:
The Sappi Limited Board has announced today that Jonathan Leslie, Chief Executive Officer of Sappi Limited, has tendered his resignation from the company with immediate effect. Mr. Leslie joined Sappi in April 2003 and has been Chief Executive of the business for 3 years. The Board would like to thank Mr. Leslie for the contribution he has made during his tenure and wishes him well for the future.

The Board has asked the Chairman to assume executive responsibility for the Group until a new appointment is made. In accordance with the principles of good corporate governance, the Board has appointed David Brink as the Senior Independent Non-Executive Director.

Trading update:
We have been positive about the demand outlook for our major products for some time and shareholders must be wondering why, when international commodity markets are booming and the demand for our product is positive, our results continue to disappoint.

The main elements affecting our performance have been the supply / demand balance and the extraordinary rise in input costs. However, our own internal performance has also been a factor.

The global supply / demand balance for coated fine paper is reasonably positive. Significant new capacity had been commissioned in the early 2000s at a time when we entered one of the sharpest recorded declines in advertising. This had a major impact on the industry; however, conditions have changed. There is no major capacity now under construction. The demand outlook continues to be good and we foresee an improvement in the supply / demand balance for at least the next two years. It is already in excess of 90%, a level at which most industries ought to be very profitable.

Most of the major producers have announced price increases for coated fine papers in Europe and the United States. We believe we are in a much better position to achieve these increases than when we failed in Europe last year. The new prices are unlikely to have a material impact on our second quarter’s performance although we should see significant benefit towards the end of the quarter and a positive impact in the third quarter.

Input costs continue to rise. While wood costs have largely levelled off in North America, they continue to rise in Europe and prices of energy in various forms and their spin off effects remain high. The average cost of Brent crude in this quarter to date was US$62 compared to US$48 per barrel a year ago. For Sappi, every dollar per barrel of oil cost represents an earnings impact of between one and two cents per share per annum after tax. There is a clear need for price rises to enable the industry to restore margins, ensuring it is viable and thus able to supply its customers over the long term.

We have placed a significant focus on trying to reduce costs across the Group. In November 2005, we announced a target cost saving of US$100 million run rate by the end of this fiscal year and we still aim to achieve that.

While the performance of all our business units has room to improve, the key focus will be in turning our North American business around. This business has under performed for some considerable time. We have advanced on the restructuring of the Muskegon Mill but the benefits have been slower to materialise than anticipated. We have also had some significant production cost variances at our other North American mills.

Our business objective remains to earn our cost of capital through the cycle and, while not meeting it in every quarter or every year, to meet it on average. There are many projects aimed at achieving this objective and we will report more fully on them next quarter. In the meantime, the short-term outlook is still not very positive notwithstanding the good demand. We expect to see some deterioration in the underlying earnings of our business in the second quarter. If price increases can be realised and the cost reduction programmes are efficiently executed, shareholders should begin to see a return to profitability in the latter half of the year. The management team is absolutely focused on attaining that objective.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2006

SAPPI LIMITED,

by
/s/ D.J. O'Connor
Name: D.J. O'Connor Title: Group Secretary